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                                  BRASKEM S.A.
                C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
               MINUTES OF 478th MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 25, 2003







On the 25th (twenty-fifth) calendar day of September, two thousand and three, at 2:00 (two) p.m., in the Company's office located at Avenida das Nacoes Unidas, No. 4777, ZIP Code 05477-000, Sao Paulo-SP, the 478th (four hundred and seventy-eighth) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. Absent, for a justified reason, Board member Carlos Alberto de Meira Fontes was replaced by his alternate. Also absent, Board member Newton Sergio de Souza and Board member Margareth Feijo Brunnet were represented, respectively, by Ruy Lemos Sampaio and Edmundo Jose Correia Aires, as per letters of representation previously delivered. The President Jose Carlos Grubisich Filho, officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, the Secretary of the Board of Directors, Mr. Nelson Raso, and Mr. Jose Mauro M. Carneiro da Cunha were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, directed the meeting, and Ms. Ana Patricia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSALS FOR DELIBERATION: upon review and discussion of the respective subjects, the Board of Directors unanimously approved the following Proposals for Deliberation ("PD") previously delivered by the Board of Executive Officers to the members of the Board of Directors for acknowledgement, as provided in the Company's by-laws, copies of which have been duly filed at the Company's headquarters: a) PD.CA/BAK-12/2003 - Fund for Investment in Credit Rights "Receivables Fund", for the purpose of authorizing the Board of Directors to practice all actions required for the implementation of the Receivables Fund, as described in PD.CA/BAK-12/2003; b) PD.CA/BAK-13/2003 - Issue of Debentures, to the effect of authorizing the call for an Extraordinary Shareholders' Meeting, at a place and time to be subsequently determined by the Chairman of the Company's Board of Directors to approve the respective Writ of Debentures' Issue, as soon as the structuring and preparation of the final documents for the issue described in the PD are completed, and all terms and conditions thereof are defined; c) PD.CA/BAK-14/2003 - Split of Braskem's Stock, for the purpose of approving the favorable vote by the Board of Directors with respect to the Board of Executive Officer's proposal, the Board of Directors authorizes the calling of an Extraordinary Shareholders' Meeting to deliberate on the split of the Company's stock, as defined in PD.CA/BAK-14/2003, at a place and time to be to be determined by the Chairman of the Board of Directors within 30 days from this date; d) PD.CA/BAK-15/2003 - Use of Braskem Stock for making a Public Offer of Exchange of Common Shares of Trikem S.A. (OPA), to the effect of authorizing for a maximum period of 3 (three) months the utilization of up to 21,919,697 preferred shares, class "A", and up to 7,673 common shares of the Company, in treasury or belonging to a controlled company, representing 2.63% of the Company's stock trading in the market, for making the OPA to the other shareholders of Trikem's common stock, whose intermediate financial institution is Credit Suisse First Boston S.A.C.T.V.M.; II) Subjects for acknowledgement:
The subjects included in item II of the agenda were presented by the respective responsible Directors and discussed; III) Subjects of Company

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                                  BRASKEM S.A.
                C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
               MINUTES OF 478th MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 25, 2003


Interest: None on record. CLOSURE OF MINUTES - No further subject existing to be dealt with, these minutes have been prepared, read, discussed and approved, being signed by all attending Board members, by the President and the Secretary of the meeting. Sao Paulo, September 25, 2003. [Signed by: Pedro Augusto Ribeiro Novis - President; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Cezar dos Santos; Edmundo Jose Correia Aires; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet (represented by Edmundo Jose Correia Aires), Newton Sergio de Souza (represented by Ruy Lemos Sampaio)]

                Conforms to the original recorded in the minute.

                          Ana Patricia Soares Nogueira
                                    Secretary